FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: 28 March 2012, London, U.K. GSK publishes historical quarterly restated financial information.

As previously announced, for 2012 GlaxoSmithKline (GSK) will adopt a revised presentation for the analysis of its Pharmaceuticals and Vaccines turnover by product and therapeutic area that identifies revenues from Emerging Markets/Asia Pacific (excluding Australasia) ('EMAP') as a new segment.  This replaces the separate Emerging Markets and Asia Pacific segments reported in 2011.  Australasia will now be reported in Rest of World, along with Canada, Puerto Rico and other central revenues.

The revised reporting approach is in line with International Financial Reporting Standards (IFRS) that require companies' segment reporting to be representative of the way in which performance is reported internally.

In addition, the classification of certain products has been changed in 2012, including:

•	The transfer of the OTC dermatology brands acquired with the Stiefel business from the Pharmaceuticals and Vaccines business to the Consumer Healthcare business in the USA and Europe;
•	The creation of a Rare diseases therapy area;
•	The transfer of Zovirax from the Dermatology therapy area to the Anti-viral therapy area; and
•	Consumer Healthcare will be reported in four categories: Total wellness, Oral care, Nutrition and Skin health.

In order to assist future comparability with historical data, this release includes the Pharmaceuticals and Vaccines turnover by product for each quarter since the period ended 31 March 2011, and for the full years 2011 and 2010, presented on a like-for-like basis with the classifications that will be reported in 2012.

On 1 December 2011, GSK announced the introduction of core measures for both operating profit and earnings per share to report the performance of the Group with effect from Q1 2012.  The primary purpose is to provide a clearer view of the underlying performance of GSK's core business by removing the volatility created by various items such as the impairment of intangible assets, legal charges and asset disposal gains and losses.  As previously announced, the adjustments to be made in arriving at core will be as follows:

•	Amortisation and impairment of intangible assets (excluding computer software) and goodwill;
•	Major restructuring costs;
•	Legal charges;
•	Other operating income and disposal of associates, products and businesses;
•	Acquisition accounting adjustments for material acquisitions; and
•	Tax on adjustments.

It was also announced that with effect from Q1 2012, charges for amortisation and impairment of intangible assets related to marketed products will be reported in cost of sales (previously these were included in SG&A).  In order to assist future comparability with historical data, this release includes reconciliations of total results restated (for the above referenced change in the presentation of amortisation and impairment of intangible assets related to marketed products) to core earnings for each quarter since the period ended 31 March 2011 and for the full years 2011 and 2010.

None of the restatements noted above has any impact on earnings per share either for total results or for core earnings.

An Excel version of this data is available on www.gsk.com.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+44 (0) 20 8047 3289	(London)

CER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2011 and 2010 has been derived from the full Group accounts published in the Annual Reports 2010 and 2011.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Pharmaceuticals and Vaccines turnover
Twelve months ended 31 December 2011

	Total		USA		Europe		EMAP		Rest of World
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	7,298	2	3,301	1	2,115	(2)	779	9	1,103	10
Avamys/Veramyst	241	24	62	(6)	65	14	54	41	60	92
Flixonase/Flonase	138	(17)	7	(78)	37	(8)	49	11	45	(2)
Flixotide/Flovent	813	3	447	8	151	(6)	52	7	163	(4)
Seretide/Advair	5,061	-	2,475	(1)	1,580	(2)	379	2	627	8
Serevent	182	(9)	62	2	85	(14)	3	52	32	(19)
Ventolin	602	17	239	39	141	(1)	160	14	62	4
Xyzal	64	85	-	-	-	-	16	7	48	>100
Zyrtec	96	12	-	-	-	-	29	36	67	3

Anti-virals	842	(29)	96	(73)	101	(23)	357	1	288	(16)
Hepsera	127	(3)	-	-	-	-	96	(4)	31	4
Zovirax	109	(29)	11	(79)	27	(4)	37	12	34	(13)
Valtrex	339	(38)	72	(70)	48	(31)	38	9	181	(3)
Zeffix	237	1	11	(15)	24	(8)	176	5	26	(11)

Central nervous system	1,721	(2)	474	(3)	480	(12)	311	12	456	2
Imigran/Imitrex	210	(2)	82	12	74	(14)	7	(2)	47	(4)
Lamictal	536	8	277	12	131	(10)	71	3	57	60
Requip	218	(7)	42	(2)	113	(18)	12	-	51	22
Seroxat/Paxil	435	(13)	(3)	<(100)	66	(20)	88	7	284	(8)
Treximet	57	5	57	7	-	-	-	-	-	(100)
Wellbutrin	85	6	16	(33)	45	15	23	35	1	100

Cardiovascular and urogenital	2,454	8	1,527	4	534	8	251	24	142	45
Arixtra	276	(7)	147	(14)	97	(3)	21	47	11	(10)
Avodart	748	20	331	2	223	26	69	28	125	92
Coreg	155	(6)	154	(6)	-	-	-	-	1	-
Fraxiparine	234	5	-	-	162	5	70	29	2	(92)
Lovaza	569	12	567	12	-	-	-	-	2	-
Vesicare	126	15	126	16	-	-	-	-	-	-

Metabolic	331	(49)	90	(60)	61	(62)	63	(35)	117	(27)
Avandia products	123	(71)	91	(60)	(3)	<(100)	18	(70)	17	(69)

Anti-bacterials	1,390	1	54	(25)	513	(5)	724	9	99	-
Augmentin	641	4	-	-	248	3	352	10	41	(5)

Oncology and emesis	683	2	268	(20)	245	22	92	24	78	26
Arzerra	44	45	31	23	12	>100	-	-	1	-
Promacta	75	>100	32	36	23	>100	5	-	15	>100
Tyverb/Tykerb	231	2	64	(6)	97	2	42	26	28	(7)
Votrient	100	>100	56	76	37	>100	7	-	-	-

Vaccines	3,497	(19)	814	11	1,091	(36)	1,012	(11)	580	(26)
Boostrix	192	7	108	2	48	9	9	(1)	27	35
Cervarix	506	>100	8	(31)	58	(50)	94	71	346	>100
Fluarix, FluLaval	230	(2)	132	25	40	(38)	34	(20)	24	(2)
Hepatitis	688	(3)	293	(1)	227	(7)	111	(3)	57	(2)
Infanrix, Pediarix	690	(2)	163	16	403	(7)	68	(4)	56	(5)
Rotarix	300	31	110	55	41	8	129	16	20	>100
Synflorix	350	57	-	-	52	21	292	81	6	(78)

Dermatologicals	898	8	263	(4)	157	4	382	26	96	(9)
Bactroban	123	6	51	4	28	4	35	10	9	10
Duac	109	(3)	60	(6)	24	-	13	7	12	(8)

Rare diseases	463	12	105	(3)	139	(1)	41	47	178	31
Flolan	179	(11)	37	(15)	43	(37)	1	-	98	13
Volibris	97	>100	-	-	69	70	5	>100	23	>100

Other	966	2	30	29	264	(15)	456	14	216	1
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	20,543	(5)	7,022	(5)	5,700	(13)	4,468	5	3,353	(3)
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	1,569	1	660	4	574	(3)	199	9	136	(4)
Combivir	322	(10)	127	(8)	93	(21)	83	8	19	(29)
Epivir	110	(3)	39	3	32	(14)	27	13	12	(21)
Epzicom/Kivexa	617	12	230	14	272	10	43	13	72	10
Lexiva	142	(7)	74	(4)	45	(14)	16	23	7	(36)
Selzentry	110	39	45	38	51	24	4	100	10	>100
Trizivir	126	(11)	67	(4)	50	(18)	5	25	4	(43)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	22,112	(4)
	----------	----------

Pharmaceuticals and Vaccines turnover
Three months ended 31 December 2011

	Total		USA		Europe		EMAP		Rest of World
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,957	3	919	7	524	(5)	212	14	302	-
Avamys/Veramyst	55	12	13	(18)	14	17	15	30	13	38
Flixonase/Flonase	31	(16)	1	(80)	8	(10)	13	(8)	9	-
Flixotide/Flovent	232	7	134	17	37	(10)	13	16	48	(4)
Seretide/Advair	1,351	2	682	4	390	(5)	101	7	178	6
Serevent	44	(12)	14	-	20	(17)	1	>100	9	(29)
Ventolin	171	23	72	49	38	3	48	19	13	(3)
Xyzal	22	(9)	-	-	-	-	5	-	17	(11)
Zyrtec	24	-	-	-	-	-	9	50	15	(18)

Anti-virals	200	(19)	11	(71)	25	(17)	91	4	73	(20)
Hepsera	37	9	-	-	-	-	29	13	8	13
Zovirax	26	(33)	-	-	7	(14)	11	42	8	(11)
Valtrex	76	(23)	6	(75)	12	(27)	12	15	46	(3)
Zeffix	56	(14)	3	(33)	5	-	41	(13)	7	(22)

Central nervous system	446	(1)	121	7	114	(12)	82	6	129	-
Imigran/Imitrex	54	6	20	40	18	(5)	1	(30)	15	(11)
Lamictal	141	9	70	9	32	(6)	18	3	21	72
Requip	52	(13)	11	10	22	(33)	2	(35)	17	21
Seroxat/Paxil	116	(13)	-	-	17	(11)	22	2	77	(17)
Treximet	15	7	15	14	-	-	-	-	-	-
Wellbutrin	20	(5)	3	(71)	11	9	5	(20)	1	-

Cardiovascular and urogenital	645	5	398	(2)	133	9	70	31	44	21
Arixtra	56	(30)	23	(51)	24	-	7	40	2	(49)
Avodart	206	17	89	6	60	22	18	37	39	33
Coreg	41	2	40	2	-	-	-	-	1	-
Fraxiparine	60	13	-	-	39	8	20	15	1	-
Lovaza	158	10	158	10	-	-	-	-	-	-
Vesicare	32	6	33	10	-	-	-	-	(1)	-

Metabolic	95	(8)	30	(22)	14	34	18	50	33	(24)
Avandia products	39	(20)	31	(25)	-	-	4	>100	4	(68)

Anti-bacterials	355	(1)	6	(63)	123	(18)	203	17	23	21
Augmentin	173	7	(1)	-	63	(7)	101	19	10	(4)

Oncology and emesis	179	8	71	(3)	61	15	28	47	19	(12)
Arzerra	12	33	8	33	3	-	-	-	1	-
Promacta	24	>100	8	50	8	>100	3	-	5	>100
Tyverb/Tykerb	59	-	17	-	22	(8)	12	25	8	(8)
Votrient	31	>100	16	45	12	>100	4	-	(1)	-

Vaccines	810	(18)	158	(6)	290	(25)	238	(20)	124	1
Boostrix	45	(10)	23	(18)	14	27	1	(26)	7	(33)
Cervarix	100	46	1	100	17	(28)	26	69	56	>100
Fluarix, FluLaval	54	(22)	17	(39)	18	31	13	(33)	6	(15)
Hepatitis	161	(1)	59	7	54	(14)	32	13	16	2
Infanrix, Pediarix	181	(4)	32	(8)	115	(3)	19	16	15	(29)
Rotarix	73	(5)	25	29	10	22	27	(39)	11	>100
Synflorix	67	44	-	-	16	>100	49	36	2	(78)

Dermatologicals	221	2	64	(11)	39	9	97	16	21	(25)
Bactroban	29	3	13	8	6	(14)	8	10	2	9
Duac	26	4	14	-	6	-	2	(1)	4	44

Rare diseases	126	6	27	(11)	32	(17)	13	53	54	30
Flolan	44	(16)	8	(27)	9	(53)	-	-	27	14
Volibris	28	69	-	-	17	31	1	>100	10	>100

Other	256	(11)	8	64	75	(22)	111	(3)	62	(17)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,290	(3)	1,813	-	1,430	(11)	1,163	4	884	(3)
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	402	1	176	10	138	(3)	50	(17)	38	11
Combivir	68	(29)	30	(12)	19	(29)	15	(41)	4	(63)
Epivir	27	(7)	9	-	7	(13)	7	(13)	4	-
Epzicom/Kivexa	170	17	65	20	70	13	13	8	22	31
Lexiva	38	6	20	-	10	-	7	-	1	(50)
Selzentry	33	50	13	44	12	9	2	100	6	>100
Trizivir	32	3	18	13	11	(21)	2	-	1	-
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,692	(3)
	----------	----------

Pharmaceuticals and Vaccines turnover
Three months ended 30 September 2011

	Total		USA		Europe		EMAP		Rest of World
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,714	(2)	783	(6)	502	(1)	184	8	245	7
Avamys/Veramyst	50	23	17	13	13	20	14	39	6	25
Flixonase/Flonase	28	(16)	2	(63)	9	-	13	30	4	(50)
Flixotide/Flovent	183	(3)	100	(3)	35	-	12	28	36	(12)
Seretide/Advair	1,217	(3)	593	(7)	384	-	89	-	151	8
Serevent	43	(10)	15	(6)	21	(17)	-	-	7	-
Ventolin	136	5	54	10	32	(6)	33	6	17	6
Xyzal	12	>100	-	-	-	-	4	-	8	-
Zyrtec	21	5	-	-	-	-	7	33	14	(8)

Anti-virals	208	(13)	24	(50)	25	(14)	92	9	67	(13)
Hepsera	32	(6)	-	-	-	-	24	(4)	8	(14)
Zovirax	25	(19)	1	(88)	7	17	10	25	7	(20)
Valtrex	87	(12)	22	(19)	11	(14)	9	11	45	(11)
Zeffix	63	11	1	(33)	7	(14)	48	18	7	17

Central nervous system	458	3	140	16	123	(11)	80	6	115	4
Imigran/Imitrex	54	-	21	17	20	(14)	3	59	10	(9)
Lamictal	153	18	88	29	33	(9)	18	(8)	14	>100
Requip	56	(7)	11	(15)	29	(9)	3	(26)	13	22
Seroxat/Paxil	109	(9)	-	(100)	16	(16)	23	-	70	(3)
Treximet	14	-	14	-	-	-	-	-	-	-
Wellbutrin	23	33	5	50	12	10	8	>100	(2)	-

Cardiovascular and urogenital	630	8	394	2	136	14	64	28	36	41
Arixtra	71	(3)	39	(9)	23	5	5	25	4	-
Avodart	188	19	79	(8)	58	37	18	26	33	>100
Coreg	38	(11)	39	(12)	-	-	-	-	(1)	-
Fraxiparine	60	7	-	-	42	18	17	13	1	(80)
Lovaza	139	2	139	4	-	-	-	-	-	-
Vesicare	33	21	32	22	-	-	-	-	1	-

Metabolic	75	(38)	14	(55)	16	(57)	15	10	30	(24)
Avandia products	22	(67)	14	(52)	(1)	<(100)	6	(22)	3	(71)

Anti-bacterials	323	(3)	13	-	112	(12)	171	3	27	(5)
Augmentin	139	(10)	(1)	(100)	54	(7)	74	(9)	12	(27)

Oncology and emesis	194	13	83	(3)	65	27	24	21	22	61
Arzerra	12	33	9	13	3	>100	-	-	-	-
Promacta	22	>100	10	67	6	>100	1	-	5	-
Tyverb/Tykerb	61	3	19	11	24	(4)	11	7	7	4
Votrient	30	>100	16	89	12	>100	2	-	-	-

Vaccines	1,142	14	323	20	285	(12)	283	4	251	88
Boostrix	62	7	43	10	13	-	2	(23)	4	22
Cervarix	232	>100	4	(25)	12	-	29	65	187	>100
Fluarix, FluLaval	159	(2)	109	40	24	(52)	12	(46)	14	7
Hepatitis	178	(6)	82	(14)	55	(4)	30	12	11	17
Infanrix, Pediarix	192	12	60	61	97	(4)	18	(16)	17	34
Rotarix	75	44	25	47	11	25	34	47	5	62
Synflorix	107	14	-	-	11	11	95	17	1	(47)

Dermatologicals	240	10	76	(1)	40	(1)	97	23	27	17
Bactroban	36	9	16	14	8	14	9	(2)	3	10
Duac	30	(12)	17	(15)	6	-	4	28	3	(46)

Rare diseases	116	10	28	(4)	34	(6)	11	85	43	29
Flolan	43	(21)	10	(21)	9	(47)	-	-	24	1
Volibris	25	>100	-	-	18	70	2	47	5	>100

Other	222	(2)	11	13	57	(12)	110	2	44	1
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,322	3	1,889	(1)	1,395	(5)	1,131	8	907	20
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	435	7	177	11	145	1	79	17	34	(6)
Combivir	112	17	37	8	22	(19)	47	62	6	-
Epivir	28	(10)	10	-	8	(11)	8	-	2	(50)
Epzicom/Kivexa	160	14	61	26	69	16	13	(7)	17	(12)
Lexiva	35	(13)	19	5	11	(23)	2	(57)	3	100
Selzentry	28	40	12	63	14	40	1	-	1	(100)
Trizivir	33	(16)	17	(5)	13	(20)	2	(33)	1	(100)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,757	3
	----------	----------

Pharmaceuticals and Vaccines turnover
Three months ended 30 June 2011

	Total		USA		Europe		EMAP		Rest of World
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,812	2	808	2	552	1	199	6	253	7
Avamys/Veramyst	64	14	17	(5)	22	5	15	45	10	59
Flixonase/Flonase	31	(36)	1	(94)	11	(17)	13	27	6	(22)
Flixotide/Flovent	196	1	106	6	39	(3)	12	1	39	(5)
Seretide/Advair	1,270	2	614	2	407	2	97	2	152	5
Serevent	43	(17)	12	(24)	22	(8)	-	-	9	(11)
Ventolin	149	15	57	38	35	-	40	7	17	3
Xyzal	15	>100	-	-	-	-	4	(20)	11	-
Zyrtec	20	-	-	-	-	-	6	-	14	-

Anti-virals	214	(29)	24	(75)	26	(19)	97	12	67	(13)
Hepsera	30	(9)	-	-	-	-	22	(12)	8	-
Zovirax	22	(33)	(1)	-	6	(14)	9	-	8	(35)
Valtrex	86	(48)	22	(74)	13	(25)	9	(11)	42	(9)
Zeffix	62	3	3	(25)	6	-	47	11	6	(26)

Central nervous system	421	(6)	110	(9)	123	(12)	74	13	114	(5)
Imigran/Imitrex	51	(2)	20	11	19	(14)	1	(38)	11	5
Lamictal	128	7	66	20	33	(16)	17	1	12	35
Requip	57	(5)	10	-	32	(17)	4	36	11	19
Seroxat/Paxil	107	(21)	(4)	-	17	(27)	20	1	74	(8)
Treximet	14	(6)	14	-	-	-	-	-	-	(100)
Wellbutrin	23	5	5	(20)	12	33	5	20	1	(100)

Cardiovascular and urogenital	636	13	401	11	138	5	63	20	34	75
Arixtra	75	(1)	41	(2)	26	(7)	5	-	3	(33)
Avodart	188	24	87	8	55	20	18	26	28	>100
Coreg	39	(5)	38	(5)	-	-	-	-	1	-
Fraxiparine	60	4	-	-	42	3	18	27	-	-
Lovaza	145	14	144	13	-	-	-	-	1	-
Vesicare	33	17	33	17	-	-	-	-	-	-

Metabolic	77	(62)	20	(71)	16	(73)	15	(61)	26	(29)
Avandia products	26	(82)	20	(72)	(2)	-	3	(88)	5	(66)

Anti-bacterials	333	-	16	(19)	122	(3)	170	4	25	4
Augmentin	142	-	(1)	-	56	4	79	4	8	(10)

Oncology and emesis	162	(5)	56	(33)	63	33	22	12	21	39
Arzerra	11	38	7	14	3	-	-	-	1	-
Promacta	17	>100	8	29	5	>100	1	-	3	-
Tyverb/Tykerb	59	7	15	(11)	27	23	11	51	6	(33)
Votrient	22	>100	12	63	8	-	1	-	1	-

Vaccines	787	(15)	178	36	275	(27)	254	7	80	(61)
Boostrix	53	26	27	12	12	9	4	>100	10	80
Cervarix	65	30	2	(50)	14	(33)	17	36	32	>100
Fluarix, FluLaval	8	-	5	-	(2)	-	4	>100	1	-
Hepatitis	191	15	82	47	64	(2)	31	(1)	14	(19)
Infanrix, Pediarix	156	(11)	31	(13)	100	(12)	13	(17)	12	12
Rotarix	75	>100	33	>100	10	25	31	56	1	33
Synflorix	99	>100	-	-	12	(14)	83	>100	4	(74)

Dermatologicals	221	11	60	3	41	7	98	36	22	(30)
Bactroban	30	3	11	(7)	7	-	10	24	2	11
Duac	25	(7)	13	-	6	-	3	1	3	(37)

Rare diseases	110	12	24	(8)	35	8	7	11	44	36
Flolan	45	(8)	9	(17)	11	(31)	1	(8)	24	15
Volibris	22	>100	-	-	17	89	-	-	5	>100

Other	269	18	8	13	67	(19)	125	41	69	32
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,042	(4)	1,705	(4)	1,458	(9)	1,124	11	755	(11)
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	379	-	154	(4)	146	(3)	45	61	34	(18)
Combivir	71	(16)	30	(18)	25	(20)	12	9	4	(29)
Epivir	29	11	9	(10)	8	(20)	9	>100	3	33
Epzicom/Kivexa	147	7	53	2	68	8	10	25	16	14
Lexiva	37	-	18	(5)	12	(8)	6	>100	1	(67)
Selzentry	26	37	10	22	13	30	1	-	2	>100
Trizivir	31	(8)	17	-	13	(7)	1	-	-	-
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,421	(3)
	----------	----------

Pharmaceuticals and Vaccines turnover
Three months ended 31 March 2011

	Total		USA		Europe		EMAP		Rest of World
	----------------------------		----------------------------		----------------------------		----------------------------		----------------------------
	£m	CER%	£m	CER%	£m	CER%	£m	CER%	£m	CER%
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
Respiratory	1,815	3	791	1	537	(4)	184	8	303	28
Avamys/Veramyst	72	52	15	(12)	16	23	10	57	31	>100
Flixonase/Flonase	48	2	3	(50)	9	-	10	-	26	21
Flixotide/Flovent	202	4	107	11	40	(9)	15	(8)	40	6
Seretide/Advair	1,223	(2)	586	(5)	399	(4)	92	(2)	146	17
Serevent	52	2	21	38	22	(15)	2	-	7	(32)
Ventolin	146	27	56	66	36	(3)	39	25	15	10
Xyzal	15	>100	-	-	-	-	3	>100	12	>100
Zyrtec	31	45	-	-	-	-	7	75	24	38

Anti-virals	220	(45)	37	(77)	25	(35)	77	(20)	81	(16)
Hepsera	28	(7)	-	-	-	-	21	(13)	7	20
Zovirax	36	(29)	11	(58)	7	-	7	(12)	11	26
Valtrex	90	(51)	22	(79)	12	(48)	8	28	48	11
Zeffix	56	6	4	33	6	(14)	40	8	6	-

Central nervous system	396	(6)	103	(23)	120	(14)	75	27	98	11
Imigran/Imitrex	51	(12)	21	(8)	17	(23)	2	(3)	11	1
Lamictal	114	(4)	53	(11)	33	(8)	18	19	10	31
Requip	53	(4)	10	-	30	(14)	3	54	10	28
Seroxat/Paxil	103	(8)	1	(90)	16	(23)	23	30	63	1
Treximet	14	15	14	15	-	-	-	-	-	-
Wellbutrin	19	(5)	3	(50)	10	11	5	25	1	(100)

Cardiovascular and urogenital	543	8	334	5	127	6	54	17	28	56
Arixtra	74	9	44	15	24	(8)	4	33	2	50
Avodart	166	20	76	3	50	28	15	24	25	>100
Coreg	37	(10)	37	(10)	-	-	-	-	-	-
Fraxiparine	54	(2)	-	-	39	(7)	15	36	-	-
Lovaza	127	22	126	21	-	-	-	-	1	-
Vesicare	28	16	28	16	-	-	-	-	-	-

Metabolic	84	(62)	26	(70)	15	(73)	15	(57)	28	(31)
Avandia products	36	(79)	26	(70)	-	-	5	(82)	5	(73)

Anti-bacterials	379	8	19	(21)	156	12	180	13	24	(13)
Augmentin	187	19	3	(63)	75	21	98	27	11	21

Oncology and emesis	148	(10)	58	(35)	56	16	18	15	16	41
Arzerra	9	100	7	40	3	-	-	-	(1)	-
Promacta	12	100	6	-	4	-	-	-	2	-
Tyverb/Tykerb	52	(2)	13	(24)	24	-	8	30	7	20
Votrient	17	>100	12	>100	5	-	-	-	-	-

Vaccines	758	(46)	155	(7)	241	(60)	237	(27)	125	(62)
Boostrix	32	7	15	-	9	-	2	(38)	6	89
Cervarix	109	34	1	(50)	15	(75)	22	>100	71	>100
Fluarix, FluLaval	9	60	1	-	-	-	5	-	3	(58)
Hepatitis	158	(19)	70	(23)	54	(10)	18	(34)	16	(3)
Infanrix, Pediarix	161	(2)	40	28	91	(11)	18	7	12	(20)
Rotarix	77	20	27	4	10	(23)	37	67	3	17
Synflorix	77	73	-	-	13	8	65	>100	(1)	(98)

Dermatologicals	216	10	63	(8)	37	(1)	90	31	26	12
Bactroban	28	7	11	-	7	17	8	10	2	10
Duac	28	4	16	(6)	6	-	4	(2)	2	>100

Rare diseases	111	21	26	13	38	15	10	45	37	32
Flolan	47	5	10	11	14	(18)	-	-	23	24
Volibris	22	>100	-	-	17	>100	2	-	3	>100

Other	219	8	3	31	65	(1)	110	24	41	(13)
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	4,889	(14)	1,615	(13)	1,417	(23)	1,050	(2)	807	(14)
			----------	----------	----------	----------	----------	----------	----------	----------
ViiV Healthcare (HIV)	353	(4)	153	(1)	145	(7)	25	(8)	30	(3)
Combivir	71	(12)	30	(9)	27	(18)	9	(10)	5	-
Epivir	26	(7)	11	20	9	(10)	3	(25)	3	(50)
Epzicom/Kivexa	140	8	51	8	65	3	7	75	17	7
Lexiva	32	(20)	17	(14)	12	(20)	1	(50)	2	(33)
Selzentry	23	26	10	25	12	20	-	-	1	100
Trizivir	30	(21)	15	(21)	13	(24)	-	-	2	100
	----------	----------	----------	----------	----------	----------	----------	----------	----------	----------
	5,242	(14)
	----------	----------

Pharmaceuticals and Vaccines turnover
Twelve months ended 31 December 2010

	Total	USA	Europe	EMAP	Rest of World
	------------	----------	----------	----------	----------
	£m	£m	£m	£m	£m
	----------	----------	----------	----------	----------
Respiratory	7,238	3,394	2,149	735	960
Avamys/Veramyst	193	69	56	38	30
Flixonase/Flonase	164	37	40	44	43
Flixotide/Flovent	804	431	159	51	163
Seretide/Advair	5,139	2,604	1,601	384	550
Serevent	201	64	98	2	37
Ventolin	522	179	142	145	56
Xyzal	33	-	-	15	18
Zyrtec	82	-	-	22	60

Anti-virals	1,167	361	128	352	326
Hepsera	128	-	1	99	28
Zovirax	152	53	27	33	39
Valtrex	532	252	68	35	177
Zeffix	233	13	26	166	28

Central nervous system	1,753	505	540	282	426
Imigran/Imitrex	212	75	85	7	45
Lamictal	504	257	143	71	33
Requip	233	44	137	12	40
Seroxat/Paxil	482	27	82	82	291
Treximet	56	55	-	-	1
Wellbutrin	81	24	39	17	1

Cardiovascular and urogenital	2,314	1,525	488	206	95
Arixtra	301	177	99	15	10
Avodart	629	337	175	56	61
Coreg	171	170	-	-	1
Fraxiparine	222	-	154	56	12
Lovaza	530	528	-	-	2
Vesicare	114	113	-	-	1

Metabolic	647	237	160	100	150
Avandia products	440	237	88	61	54

Anti-bacterials	1,396	75	536	689	96
Augmentin	625	11	240	332	42

Oncology and emesis	679	346	198	75	60
Arzerra	31	26	4	-	1
Promacta	31	25	5	-	1
Tyverb/Tykerb	227	70	94	35	28
Votrient	38	33	4	-	1

Vaccines	4,326	763	1,681	1,144	738
Boostrix	181	110	43	10	18
Cervarix	242	13	116	55	58
Fluarix, FluLaval	241	110	63	44	24
Hepatitis	720	307	242	115	56
Infanrix, Pediarix	700	146	429	72	53
Rotarix	235	74	38	115	8
Synflorix	221	-	43	160	18

Dermatologicals	849	286	152	312	99
Bactroban	119	51	27	34	7
Duac	116	67	23	13	13

Rare diseases	408	113	138	29	128
Flolan	195	46	67	-	82
Volibris	46	-	40	1	5

Other	956	24	309	423	200
	----------	----------	----------	----------	----------
	21,733	7,629	6,479	4,347	3,278
		----------	----------	----------	----------
ViiV Healthcare (HIV)	1,566	660	585	182	139
Combivir	363	143	117	79	24
Epivir	115	40	37	24	14
Epzicom/Kivexa	555	210	245	38	62
Lexiva	155	80	51	13	11
Selzentry	80	34	41	2	3
Trizivir	144	73	60	4	7
	----------	----------	----------	----------	----------
	23,299
	----------

Consumer Healthcare turnover
Twelve months ended 31 December 2011

	£m	CER%
	------	------
Total wellness	2,191	-
Oral care	1,717	8
Nutrition	1,025	10
Skin health	342	1
	------	------
Total	5,275	5
	------	------

USA	1,005	(1)
Europe	1,997	(2)
ROW	2,273	14
	------	------
Total	5,275	5
	------	------

Consumer Healthcare turnover
Three months ended 31 December 2011

	£m	CER%
	------	------
Total wellness	562	(2)
Oral care	420	4
Nutrition	223	12
Skin health	81	(5)
	------	------
Total	1,286	2
	------	------

USA	262	(7)
Europe	490	(5)
ROW	534	14
	------	------
Total	1,286	2
	------	------

Consumer Healthcare turnover
Three months ended 30 September 2011

	£m	CER%
	------	------
Total wellness	540	-
Oral care	446	10
Nutrition	277	9
Skin health	84	(4)
	------	------
Total	1,347	5
	------	------

USA	259	4
Europe	505	(3)
ROW	583	13
	------	------
Total	1,347	5
	------	------

Consumer Healthcare turnover
Three months ended 30 June 2011

	£m	CER%
	------	------
Total wellness	516	-
Oral care	425	5
Nutrition	271	12
Skin health	87	2
	------	------
Total	1,299	4
	------	------

USA	239	(2)
Europe	509	(3)
ROW	551	15
	------	------
Total	1,299	4
	------	------

Consumer Healthcare turnover
Three months ended 31 March 2011

	£m	CER%
	------	------
Total wellness	573	2
Oral care	426	12
Nutrition	254	9
Skin health	90	10
	------	------
Total	1,343	7
	------	------

USA	245	1
Europe	493	2
ROW	605	15
	------	------
Total	1,343	7
	------	------

Consumer Healthcare turnover
Twelve months ended 31 December 2010

£m
------
Total wellness	2,202
Oral care	1,596
Nutrition	953
Skin health	342
------
Total	5,093
------

USA	1,056
Europe	2,027
ROW	2,010
------
Total	5,093
------

Income statement - Core earnings reconciliation Year ended 31 December 2011

	Total results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Core results £m
	------	------	------	------	-----	------	------
Turnover	27,387						27,387
Cost of sales	(7,648)	304	12	73			(7,259)
	------	------	------	------	-----	------	------
Gross profit	19,739	304	12	73			20,128

Selling, general and administration	(8,510)			397	157		(7,956)
Research and development	(4,009)	137	97	97			(3,678)
Royalty income	309						309
Other operating income	278			23		(301)	-
	------	------	------	------	-----	------	------
Operating profit	7,807	441	109	590	157	(301)	8,803

Net finance costs	(709)			2			(707)
Profit on disposal of interest in associates	585					(585)	-
Share of after tax profits of associates and joint ventures	15						15
	------	------	------	------	-----	------	------
Profit before taxation	7,698	441	109	592	157	(886)	8,111

Taxation	(2,240)	(137)	(41)	(114)	(22)	450	(2,104)
Tax rate %	29.1%						25.9%
	------	------	------	------	-----	------	------
Profit after taxation	5,458	304	68	478	135	(436)	6,007
	------	------	------	------	-----	------	------
Profit attributable to non-controlling interests	197						197

Profit attributable to shareholders	5,261	304	68	478	135	(436)	5,810
	------	------	------	------	-----	------	------

Earnings per share	104.6p	6.0p	1.4p	9.5p	2.7p	(8.7)p	115.5p
	------	------	------	------	-----	------	------
Weighted average number of shares (millions)	5,028						5,028
	------						------

Income statement - Core earnings reconciliation Three months ended 31 December 2011

	Total results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Core results £m
	------	------	------	------	-----	------	------
Turnover	6,978						6,978
Cost of sales	(1,949)	67	(13)	19			(1,876)
	------	------	------	------	-----	------	------
Gross profit	5,029	67	(13)	19			5,102

Selling, general and administration	(2,172)			162	76		(1,934)
Research and development	(1,095)	33	71	(4)			(995)
Royalty income	91						91
Other operating income	26			23		(49)	-
	------	------	------	------	-----	------	------
Operating profit	1,879	100	58	200	76	(49)	2,264

Net finance costs	(175)			1			(174)
Profit on disposal of interest in associates	1					(1)	-
Share of after tax profits of associates and joint ventures	(4)						(4)
	------	------	------	------	-----	------	------
Profit before taxation	1,701	100	58	201	76	(50)	2,086

Taxation	(417)	(30)	(25)	(46)	(10)	24	(504)
Tax rate %	24.5%						24.2%
	------	------	------	------	-----	------	------
Profit after taxation	1,284	70	33	155	66	(26)	1,582
	------	------	------	------	-----	------	------
Profit attributable to non-controlling interests	32						32

Profit attributable to shareholders	1,252	70	33	155	66	(26)	1,550
	------	------	------	------	-----	------	------

Earnings per share	25.2p	1.4p	0.7p	3.1p	1.3p	(0.5)p	31.2p
	------	------	------	------	-----	------	------

Weighted average number of shares (millions)	4,962						4,962
	------						------

Income statement - Core earnings reconciliation Three months ended 30 September 2011

	Total results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Core results £m
	------	------	------	------	-----	------	------
Turnover	7,104						7,104
Cost of sales	(2,083)	84	1	20			(1,978)
	------	------	------	------	-----	------	------
Gross profit	5,021	84	1	20			5,126

Selling, general and administration	(2,013)			31	20		(1,962)
Research and development	(984)	34	16	13			(921)
Royalty income	85						85
Other operating income	6					(6)	-
	------	------	------	------	-----	------	------
Operating profit	2,115	118	17	64	20	(6)	2,328

Net finance costs	(172)			1			(171)
Profit on disposal of interest in associates	-						-
Share of after tax profits of associates and joint ventures	(2)						(2)
	------	------	------	------	-----	------	------
Profit before taxation	1,941	118	17	65	20	(6)	2,155

Taxation	(498)	(37)	(6)	(17)	(3)	2	(559)
Tax rate %	25.7%						25.9%
	------	------	------	------	-----	------	------
Profit after taxation	1,443	81	11	48	17	(4)	1,596
	------	------	------	------	-----	------	------
Profit attributable to non-controlling interests	65						65

Profit attributable to shareholders	1,378	81	11	48	17	(4)	1,531
	------	------	------	------	-----	------	------

Earnings per share	27.6p	1.6p	0.2p	0.9p	0.3p	-	30.6p
	------	------	------	------	-----	------	------

Weighted average number of shares (millions)	5,001						5,001
	------						------

Income statement - Core earnings reconciliation Three months ended 30 June 2011

	Total results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Core results £m
	------	------	------	------	-----	------	------
Turnover	6,720						6,720
Cost of sales	(1,744)	76	24	19			(1,625)
	------	------	------	------	-----	------	------
Gross profit	4,976	76	24	19			5,095

Selling, general and administration	(2,245)			101	61		(2,083)
Research and development	(1,015)	36	2	71			(906)
Royalty income	61						61
Other operating income	1					(1)	-
	------	------	------	------	-----	------	------
Operating profit	1,778	112	26	191	61	(1)	2,167

Net finance costs	(188)						(188)
Profit on disposal of interest in associates	-						-
Share of after tax profits of associates and joint ventures	2						2
	------	------	------	------	-----	------	------
Profit before taxation	1,592	112	26	191	61	(1)	1,981

Taxation	(445)	(35)	(8)	(30)	(9)		(527)
Tax rate %	28.0%						26.6%
	------	------	------	------	-----	------	------
Profit after taxation	1,147	77	18	161	52	(1)	1,454
	------	------	------	------	-----	------	------
Profit attributable to non-controlling interests	41						41

Profit attributable to shareholders	1,106	77	18	161	52	(1)	1,413
	------	------	------	------	-----	------	------

Earnings per share	21.8p	1.5p	0.4p	3.2p	1.0p	-	27.9p
	------	------	------	------	-----	------	------

Weighted average number of shares (millions)	5,064						5,064
	------						------

Income statement - Core earnings reconciliation Three months ended 31 March 2011

	Total results (restated) £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Core results £m
	------	------	------	------	-----	------	------
Turnover	6,585						6,585
Cost of sales	(1,872)	77		15			(1,780)
	------	------	------	------	-----	------	------
Gross profit	4,713	77		15			4,805

Selling, general and administration	(2,080)			103			(1,977)
Research and development	(915)	34	8	17			(856)
Royalty income	72						72
Other operating income	245					(245)	-
	------	------	------	------	-----	------	------
Operating profit	2,035	111	8	135		(245)	2,044

Net finance costs	(174)						(174)
Profit on disposal of interest in associates	584					(584)	-
Share of after tax profits of associates and joint ventures	19						19
	------	------	------	------	-----	------	------
Profit before taxation	2,464	111	8	135		(829)	1,889

Taxation	(880)	(35)	(2)	(21)		424	(514)
Tax rate %	35.7%						27.2%
	------	------	------	------	------	------	------
Profit after taxation	1,584	76	6	114		(405)	1,375
	------	------	------	------	------	------	------
Profit attributable to non-controlling interests	59						59

Profit attributable to shareholders	1,525	76	6	114		(405)	1,316
	------	------	------	------	-----	------	------

Earnings per share	30.0p	1.5p	0.1p	2.2p		(7.9)p	25.9p
	------	------	------	------	-----	------	------

Weighted average number of shares (millions)	5,087						5,087
	------						------

Income statement - Core earnings reconciliation Year ended 31 December 2010

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Other operating income £m	Core results £m
	------	------	------	------	-----	------	------
Turnover	28,392						28,392
Cost of sales	(7,898)	295	11	187			(7,405)
	------	------	------	------	-----	------	------
Gross profit	20,494	295	11	187			20,987

Selling, general and administration	(12,747)			665	4,001		(8,081)
Research and development	(4,457)	133	126	493			(3,705)
Royalty income	296						296
Other operating income	197					(197)	-
	------	------	------	------	-----	------	------
Operating profit	3,783	428	137	1,345	4,001	(197)	9,497

Net finance costs	(715)			3			(712)
Profit on disposal of interest in associates	8					(8)	-
Share of after tax profits of associates and joint ventures	81						81
	------	------	------	------	-----	------	------
Profit before taxation	3,157	428	137	1,348	4,001	(205)	8,866

Taxation	(1,304)	(136)	(39)	(240)	(600)	53	(2,266)
Tax rate %	41.3%						25.6%
	------	------	------	------	-----	------	------
Profit after taxation	1,853	292	98	1,108	3,401	(152)	6,600
	------	------	------	------	-----	------	------
Profit attributable to non-controlling interests	219						219

Profit attributable to shareholders	1,634	292	98	1,108	3,401	(152)	6,381
	------	------	------	------	-----	------	------

Earnings per share	32.1p	5.7p	1.9p	21.8p	66.9p	(2.9)p	125.5p
	------	------	------	------	-----	------	------

Weighted average number of shares (millions)	5,085						5,085
	------						------

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 28, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc